November 3, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Patrick Fullem
Ms. Asia Timmons-Pierce
Ms. Mindy Hooker
Mr. Kevin Woody

Re:	ParaZero Technologies Ltd.
Amendment No. 6 to Registration Statement on Form F-1
Filed October 6, 2022
File No. 333-265178

Ladies and Gentlemen:

On behalf of ParaZero Technologies Ltd. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated October 19, 2022, relating to the above referenced Amendment No. 6 to Registration Statement on Form F-1 (File No. 333-265178) filed by the Company on October 6, 2022.

Concurrent with the submission of this letter, the Company is filing via EDGAR Amendment No. 7 to the Registration Statement on Form F-1 (“Amendment No. 7”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

For ease of review, we have set forth below the numbered comments of your letter and the Company’s responses thereto. Capitalized terms used but not defined herein have the meanings given to such terms in Amendment No. 7.

Amendment No. 6 to Registration Statement on Form F-1 filed October 6, 2022

Cover Page

1.	Please list the underwriter warrants on the cover page, including the number of shares of common stock issuable upon exercise of the warrants. Refer to Item 501(b)(2) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the cover page of Amendment No. 7 to include the underwriter warrants and the number of shares of common stock issuable upon exercise of the warrants.

Certain Relationships and Related Party Transactions; Options, page 95

2.	Please update the date in this section in your next amendment.

Response: In response to the Staff’s comment, the Company has updated the date on page 95 of Amendment No. 7.

U.S. Securities and Exchange Commission
November 3, 2022

Please contact me at +972 (0) 3.636.6000 if you have any questions or require any additional information in connection with this letter.

Sincerely,

/s/ David Huberman

cc: Boaz Shetzer, Chief Executive Officer